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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing November 9, 2002 through November 15, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the Quarterly report of Koninklijke KPN N.V. (Third quarter of 2002) dated November 15, 2002 as well as the following press releases:

  •
  Q3: Over EUR 1 billion free cash flow, dated November 15, 2002;

  •
  Royal KPN N.V. offers to buy back US$750 million 7.50% bonds due 2005, dated November 15, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: 15 November 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

Q3: Over EUR 1 billion free cash flow	Press release Date November 15, 2002 Number 074pe

Net result

        In the third quarter of 2002, KPN reported a net profit after tax of EUR 68 million. In the corresponding period of 2001, KPN recorded a net loss after tax of EUR 231 million.

Exceptional items

        The final settlements made in September 2002 for the sale of Telkomsel in December 2001 led to an additional book gain of EUR 30 million, compared to a net gain from exceptional items of EUR 110 million in Q3 2001.

Net result excluding exceptional items

        Excluding exceptional items, KPN recorded a profit after tax of EUR 38 million, compared to a loss of EUR 341 million in 2001.

Key developments

•
Strong increase in EBITDA margin* to 37.8% (Q3 2001: 29.5%)

•
Over EUR 1 billion free cash flow** (Q3 2001: EUR 192 million)

•
Net debt reduced to EUR 13.9 billion***

•
Re-capitalization KPN Mobile

•
Early redemption E-Plus project financing EUR 1.9 billion

•
Tender offer for Global bonds due in 2005

*
excluding exceptional items

**
net cash flow from operating activities after capex, interest, tax and restructuring expenses

***
excluding consolidation of Vision Networks

CEO Ad Scheepbouwer

        "In the past year, KPN's position has been transformed. Our early emphasis on cash flow and debt reduction has been vindicated. In this third quarter, we have generated more than EUR 1 billion of free cash flow, reducing net debt to EUR 13.9 billion compared with its peak of EUR 23.2 billion in the first quarter of 2001. The performance of our core business segments remains encouraging and we have increased EBITDA by 24% compared with the same period in 2001. Once again, we are able to raise the bar for our targets for the full year, at the same time as putting the financing of our mobile business on a proper footing for future growth."

Revenues

        In line with previous quarters, total operating revenues of the three core divisions, excluding exceptional items but including their intercompany sales, increased by 3.8% from EUR 3,252 million to

EUR 3,374 million. Operating revenues in Other activities, which mainly consists of non-core activities, decreased by 43.0%, leading to a decrease in KPN's overall operating revenues of 2.9%.

Cash flow

        In the third quarter of 2002, including a EUR 240 million tax refund, the free cash flow amounted to EUR 1,096 million (Q3 2001: EUR 192 million). Year-to-date, the free cash flow was EUR 2,058 million (YTD 2001: a cash outflow of EUR 343 million). This mainly stemmed from a combination of a significant increase in EBITDA and the successful CAPEX reduction program with a focus on efficiency and tight control of capital expenditure.

Pensions

        As announced in the quarterly report for the second quarter, KPN has the obligation to fund any shortfall in its independent pension funds at the end of 2002. In line with new guidelines of the Regulatory Body of pension funds in The Netherlands ("PVK") issued in the third quarter, the existing agreements were discussed again with the PVK and resulted in a draft agreement providing in the extension of the funding period of the shortfall from 3 to 7 years.

        Assuming circumstances do not change at year-end, and based on the actual coverage of the pension fund of 106% as at October 31, 2002, this would lead to a charge to income in the fourth quarter of 2002 of EUR 42 million that will be paid in the second quarter of 2003.

        In the second quarter of 2002, KPN expected a potential cash payment of EUR 125 million in the second quarter of 2003, the difference mainly being the result of the aforementioned extension of the funding period.

Outlook 2002

        Based on the developments during the first three quarters of 2002, the KPN Board of Management expects for the full year 2002 to generate at least EUR 2.3 billion free cash flow resulting in a maximum net debt at year-end of EUR 13 billion.

Targets updated	May 21, 2002	August 20, 2002	November 15, 2002
Revenues(1)	Low single digit	Core—further growth Other—strong decrease Overall—slight decrease	Fixed ± 2% Mobile 8-9% Business Solutions ± -2% Core ± 4% Other ± -40% Overall ± -2%
EBITDA growth(1)	≥ 12%	≥ 14%(3)	≥ 18%(3)
Free Cash Flow(2)	≥ EUR 750 million	≥ EUR 1.4 billion	≥ EUR 2.3 billion
CAPEX	EUR 2.0 billion	≤ EUR 1.6 billion	< EUR 1.2 billion
Net debt YE 2002	EUR 14.5 billion	≤ EUR 13.9 billion(4)	≤ EUR 13.0 billion(4)
KPN Dutch Collective Labour Agreement	≤ 25,000 FTE	≤ 22,000 FTE	< 21,000 FTE

(1)
Based on reported figures, excluding exceptional items

(2)
Operational cash flow after capex, interest, tax and restructuring expenses

(3)
Including potential additional funding effect pension fund (est. EUR 125 million Aug 20, and EUR 42 million Nov 15)

(4)
Including effect consolidation Vision Networks (- EUR 0.6 billion) and excluding further material non-core asset sales

Consolidated statement of income
(figures not audited)

	Excluding exceptional items						Including exceptional items
Amounts in millions of euros	Q3 2002	Q3 2001%		YTD Q3 2002	YTD Q3 2001%		Q3 2002	Q3 2001
Operating revenues	3,027	3,119	-2.9	9,034	9,248	-2.3	3,057	3,185
Operating expenses	-1,882	-2,198	-14.4	-5,855	-6,603	-11.3	-1,882	-2,198

EBITDA(1)	1,145	921	24.3	3,179	2,645	20.2	1,175	987
Depreciation & impairments	-566	-581	-2.6	-1,699	-1,730	-1.8	-566	-581
Amortization & impairments	-82	-302	-72.8	-306	-925	-66.9	-82	-302

Operating profit/(loss) (EBIT)	497	38		1,174	-10		527	104
Financial income/(expenses)	-256	-357	-28.3	-840	-1,020	-17.6	-256	-313
Taxes	-190	-93	104.3	-472	-286	65.0	-190	-93
Income from participating interests	-7	11		-128	39		-7	11
Minority interests	-6	60		0	182	-100.0	-6	60

Profit/(loss) after taxes(2)	38	-341		-266	-1,095	-75.7	68	-231

(1)
KPN defines EBITDA as operating profit before depreciation, amortization and impairments. EBITDA is a key indicator of KPN's borrowing potential. However, EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations of cash flows calculated in accordance with Dutch GAAP, nor can EBITDA be regarded as an indicator of KPN's operations or cash position. EBITDA does not constitute alternatives to EBIT, profit or loss after taxes, cash flows or other operating information.

(2)
Reported figures YTD 2002 including exceptional items: EBITDA EUR 3,398 million; net loss after taxes EUR 9,549 million

Restructuring

        At the end of the third quarter of 2002, KPN employed a total of 36,566 FTEs (full time equivalents), of which 21,357 FTEs were subject to the KPN collective labour agreement in The Netherlands (including senior management). At December 31, 2001, this number was 29,377 FTEs. Of the reduction of 8,020 FTEs in The Netherlands, a decrease of 3,120 FTEs was due to the outsourcing of non-core activities (e.g. End User Services, Software House and Network Construction).

Net debt

        In the third quarter of 2002, net debt decreased substantially by EUR 1.1 billion to EUR 13.9 billion (Q3 2001: EUR 22.3 billion). KPN expects to fully consolidate Vision Networks in Q4 2002, resulting in a further decrease in net debt of EUR 632 million.

Re-capitalization KPN Mobile

        KPN has decided to re-capitalize its mobile activities through the conversion of EUR 14 billion of shareholder loans from KPN into equity at KPN Mobile and E-Plus before year-end. The aim is to arrive at a transparent and healthier financial structure. The re-capitalization fits in KPN's strategy to strengthen its mobile activities, especially in Germany.

        Although NTT DoCoMo has the right to invest additional money into KPN Mobile to maintain their shareholding, KPN anticipates that NTT DoCoMo will choose not to do so and accordingly will be diluted.

        KPN is planning to restructure its shareholder loans it has in KPN Mobile and E-Plus in a more tax efficient way. KPN expects that this will lead to a tax loss at the fiscal entity KPN and a tax gain at the fiscal entity KPN Mobile. Pending the outcome of the discussions with the fiscal authorities, the KPN group expects to reduce its tax cash burden in such a way that it will not be paying taxes for at least two years. A first indication of the outcome is expected in the first quarter of 2003. The outcome of the re-capitalization of KPN Mobile and E-Plus could result in recognition of a tax asset in Germany.

Final allocation second quarter impairment charge E-Plus

        During the third quarter of 2002, the final split-up of the non-cash impairment charge of E-Plus, that was booked in the second quarter, was determined and is now as follows: EUR 1.4 billion is allocated to goodwill (was EUR 2.7 billion) and EUR 5.2 billion to the UMTS licence (was EUR 3.9 billion).

Early redemption E-Plus

        E-Plus will prepay and cancel its EUR 2.1 billion Revolving Credit Facility, of which EUR 1.9 billion has been drawn.

Debt buy backs

        A tender offer, to buy back part of the outstanding EUR 1.0 billion 6.25% notes due October 4, 2005 and USD 750 million 7.5% notes due October 1, 2005, is announced today. The offer is a next step of KPN's strategy to manage and reduce outstanding debt, to use existing cash in a prudent manner and to improve its debt maturity profile. The offer for the EUR 1.0 billion 6.25% Notes is not being made within the United States or to U.S. persons, or to the public in France.

Fixed-network Services
(Amounts in millions of euro)

Excluding exceptional items	Q3 2002	Q3 2001%
Operating revenues	1,632	1,610	1.4
EBITDA	490	431	13.7
EBIT	281	201	39.8

        Total operating revenues of Fixed-network Services increased by EUR 22 million and included a number of offsetting effects: total revenues of Carrier Services, CIMS (ISPs) and SNT increased by EUR 65 million and included the effects of higher sales for ISPs as a result of the introduction of Internet-originating services, under which ISPs have a direct billing relationship with their own customers. Other offsetting effects were: the termination of free internet by Het Net, an increase in call center activities following the acquisitions done by SNT and higher terminating and originating revenues stemming from the introduction of Internet-originating services and local Carrier Pre Select as well as higher volumes by Carrier Services. However, EUR 33 million lower revenues at Fixed Telephony, resulting from lower Internet-related and domestic traffic, in part offset this. On a consolidated level, total Internet related volumes show an increase.

        EBITDA increased due to cost savings from the reduction in workforce and lower interconnection rates. In the third quarter of 2002, the EBITDA-margin amounted to 30.0% (2001: 26.8%).

        EBIT increased as a result from the increase in EBITDA and from a decrease in depreciation charges, as a result of successful CAPEX reduction programs in 2001 and 2002.

KPN Mobile
(Amounts in millions of euro)

Excluding exceptional items	Q3 2002	Q3 2001%
Operating revenues	1,243	1,126	10.4
EBITDA	425	351	21.1
EBIT	167	-93

        Operating revenues continued to increase, due to higher airtime revenues and consolidation effects (full consolidation of E-Plus—from 77.49% to 100%—as from March 13, 2002 and full deconsolidation of Pannon GSM as of February 4, 2002).

        Compared to Q3 2001, average revenue per user (ARPU) mainly increased due to a changed customer mix. ARPU in The Netherlands amounted to EUR 36 (Q3 2001: EUR 33). ARPU in Germany amounted to EUR 25 (Q3 2001: EUR 22).

        The EBITDA margin increased to 34.2% due to a better customer mix and higher airtime volumes. EBIT increased due to higher EBITDA and lower depreciation and amortization expenses due to the significant non-cash impairments at the end of 2001 and Q2 2002. The total number of subscribers declined in the first three quarters to 13.2 million from 13.7 million at December 31, 2001. This is due to a focus on high value customers and margins, which led to a decrease in pre-paid subscribers, but consequently a higher ARPU as mentioned above.

Business Solutions (formerly Data/IP)
(Amounts in millions of euro)

Excluding exceptional items	Q3 2002	Q3 2001%
Operating revenues	499	516	-3.3
EBITDA	201	155	29.7
EBIT	71	24

        In the third quarter of 2002, total operating revenues decreased to EUR 499 million. On the one hand total operating revenues increased due to higher revenues from ADSL and higher business volumes in delivering Integrated Solutions to larger companies. On the other hand these developments were more than offset by lower international and internal revenues. At the end of September 2002, the installed base for ADSL was 209,000 customers (99,000 at the end of September 2001). In the course of January 2003, ADSL is targeted to be technically available to 85% of the households in The Netherlands.

        EBITDA and EBIT increased as a result of various cost reduction programs. The EBITDA margin increased from 30.0% to 40.3%.

Other activities (mainly non core)
(Amounts in millions of euro)

Excluding exceptional items	Q3 2002	Q3 2001%
Operating revenues	280	491	-43.0
EBITDA	29	-16
EBIT	-22	-94	-76.6

        This segment mainly comprises non-core and supporting activities. Revenues decreased primarily due to the effects of the deconsolidation of non-core assets such as KPNQwest, the sale of KPN Lease and Datacenter. EBITDA and EBIT increased as a result from reorganizations and cost reduction programs.

Safe harbor

        Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended December 31, 2001.

Royal KPN N.V. offers to buy back US$750 million 7.50% bonds due 2005	Press release Date November 15, 2002 Number 075pe

        Royal KPN N.V. (AEX:KPN) today announces a fixed price tender offer for its US$750 million 7.50% Notes due October 2005. The tender offer is part of KPN's strategy to manage and reduce its outstanding debt, to use existing cash in a prudent manner and to improve its debt maturity profile.

        The offer will be summarised in announcements to be published by KPN in the Officiële Prijscourant and Het Financieele Dagblad and will be set out in detail in an Offer to Purchase dated 15 November, 2002. The offer will expire at 5:00 p.m., New York City time, on December 2, 2002 unless extended (such date and time or the latest date and time to which the offer is extended being the "Expiration Date"), unless earlier terminated by KPN. Holders wishing to tender may do so at any time until 5:00 p.m., New York City time, on the Expiration Date. Settlement of the tender offer will occur on the third business day following the Expiration Date ("Settlement Date").

        The purchase price will be US$1101.25 for each US$1,000 principal amount of Notes tendered plus accrued and unpaid interest from October 1, 2002 up to but not including the Settlement Date.

        Salomon Smith Barney will act as Dealer Manager, Citibank, N.A. will act as Depositary Agent and Mellon Investor Services will act as Information Agent in connection with the offer.

        Requests for copies of the Offer to Purchase, the accompanying letter of transmittal or the related documents may be directed to the Information Agent, Mellon Investor Services LLC, at the following US telephone number: +1 888 867 6168.

About KPN

        KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business market. Its core business activities are: mobile communications; fixed network and Internet services and IP/Data services. KPN focuses on the Benelux-countries and Germany.

Quarterly report KPN

Third quarter of 2002

November 15, 2002

Profile

        KPN is the market leader in the major segments of the Dutch telecommunications market. Through E-Plus in Germany and BASE in Belgium, KPN participates in the mobile communications market in those countries. NTT DoCoMo has a 15% interest in KPN Mobile.

Safe harbor

        Certain statements contained in this quarterly report constitute forward-looking statements. They include statements concerning future performance, financial condition and planning, competitive position, potential operational improvements, the effects of competition and future legislation. By their very nature, forward-looking statements involve risks, uncertainties and assumptions and the actual outcome of events may prove different. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions in countries in which we operate, customers acceptance of our products and services (which are often new to the market), increased competition, changes in legislation, the outcome of legal proceedings, the development of our investments, joint ventures and partnerships, and the state of information and communication technology in general. Readers are cautioned not to rely unduly on such forward- looking statements. For a more detailed discussion of such risks, we refer to our Annual Report on Form 20-F for the year ended December 31, 2001.

Segmentation and other information

        At the end of 2001, we reformulated our strategy for our core markets and businesses with a focus on activities in The Netherlands, Germany and Belgium. With retrospective effect to January 1, 2002, as part of our strategy, we changed our core business segments from four to three divisions. All non-core activities, general service and central office activities are allocated to Other activities.

        All comparative financial information for 2001 in this report has been restated to reflect the new organizational structure.

        During 2002, the division Data/IP was renamed "Business Solutions".

        The accounting policies that were used in the preparation of this quarterly report are unchanged from the accounting policies set out in KPN's Annual Report for the year ended December 31, 2001.

        All figures shown throughout this report are unaudited. Certain figures may be subject to rounding differences.

Consolidated key financial figures

Statement of income

Q3 2002	Q3 2001	Amounts in millions of euros	YTD Q3 2002	YTD Q3 2001
3,057	3,185	Operating revenues	9,421	9,348
-1,882	-2,198	Operating expenses	-6,023	-6,632

1,175	987	EBITDA(1)	3,398	2,716

-566	-581	Depreciation and impairments	-1,892	-1,730
-82	-302	Amortization and impairments	-7,601	-1,107

527	104	Operating profit/(loss) (EBIT)	-6,095	-121

-256	-313	Financial income/(expenses)	-840	-1,083
-190	-93	Taxes	-1,012	-286
-7	11	Income from participating interests	-1,602	39
-6	60	Minority interests	0	182

68	-231	Profit/(loss) after taxes	-9,549	-1,269

(1)
KPN defines EBITDA as operating profit before depreciation, amortization and impairments. EBITDA is a key indicator of KPN's borrowing potential. However, EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flows calculated in accordance with Dutch GAAP, nor can EBITDA be regarded as an indicator of KPN's operations or cash position. EBITDA does not constitute alternatives to EBIT, profit or loss after taxes, cash flows or other operating information.

Cash Flow statement

Q3 2002	Q3 2001	Amounts in millions of euros	YTD Q3 2002	YTD Q3 2001
1,336	805	Net cash flow from operating activities	2,778	1,901
-223	-314	Net cash flow from investing activities	-25	-2,302
-235	-762	Net cash flow from financing activities	-5,056	-1,197

878	-271	Change in cash and cash equivalents	-2,303	-1,598

1,096	192	Free cash flow(2)	2,058	-343

(2)
Net cash flow from operating activities after capex, interest, tax and restructuring costs.

Earnings per share

Q3 2002	Q3 2001	Amounts in euros	YTD Q3 2002	YTD Q3 2001
0.08	-0.18	Profit/(loss) after taxes per ordinary share (non-diluted)	-3.97	-1.04
0.08	-0.18	Profit/(loss) after taxes per ordinary share on a fully diluted basis	-3.97	-1.04

        The earnings per share for the third quarter have been calculated by deducting the year-to-date earnings per share of the preceding quarter from the year-to-date earnings per share of the current quarter. If the earnings per share for the third quarter of 2002 had been calculated on a stand-alone basis, this would have resulted in EUR 0.03 per share.

Exceptional items

Q3 2002	Q3 2001		Amounts in millions of euros	YTD Q3 2002	YTD Q3 2001
			Fixed-network Services
—	—	•	Restructuring charges Planet Germany	—	-22
			Mobile Communications
—	—	•	Book profit on sale of Pannon GSM	335	—
30	—	•	Settlement of Indonesian intermediate holding companies of Telkomsel	30	—
			Business Solutions
—	—	•	Write-down of assets held for sale and inventories	-53	—
—	—	•	Provision for settlement and related issues KPNQwest and charges related to KPN Belgium	-47	—
			Other activities
—	—	•	Book loss on sale of Network Construction	-68	—
—	59	•	Book profit on the sale of Datacenter	—	59
—	7	•	Book profit on real estate	22	41
—	—	•	Restructuring charges German internet activities	—	-7

30	66		Total impact on EBITDA	219	71

			Impairment charges
—	—	•	Impairment on goodwill E-Plus and BASE (Mobile Communications)	-1,882	—
—	—	•	Impairment on UMTS license E-Plus and UMTS/GSM licenses BASE (Mobile Communications)	-5,382	—
—	—	•	Impairment goodwill KPNQwest (Other activities)	-31	—
—	—	•	Impairments fixed assets relating to KPNQwest:
			• Fixed-network Services	-34	—
			• Business Solutions	-53	—
			• Other activities	-6	—
—	—	•	Impairment on fixed assets KPN Belgium (Business Solutions)	-100	—
—	—	•	Impairment on goodwill Ceský Telecom (Other activities)	—	-182

30	66		Total impact on EBIT	-7,269	-111

			Financial income/(expense)
—	44	•	Mark-to-market adjustment of eircom/Eircell	—	-63
			Taxation
—	—	•	Valuation allowance deferred tax assets E-Plus and BASE	-606	—
—	—	•	Tax effect on exceptional items	66	—
			Income from participating interests
—	—	•	Adjustment to net realizable value Hutchison 3G UK	-1,166	—
—	—	•	Adjustment to net realizable value Ceský Telecom	-38	—
—	—	•	Impairment net asset value KPNQwest	-270	—

30	110		Total impact on profit/(loss) after taxes	-9,283	-174

        The following Statement of Income shows the results excluding these exceptional items:

Q3 2002	Q3 2001	Dev.	%	Amounts in millions of euros, excluding exceptional items	YTD Q3 2002	YTD Q3 2001	Dev.	%
3,027	3,119	-92	-3	Operating revenues	9,034	9,248	-214	-2
-1,882	-2,198	316		Operating expenses	-5,855	-6,603	748

1,145	921	224	24	EBITDA	3,179	2,645	534	20

-566	-581	15		Depreciation and impairments	-1,699	-1,730	31
-82	-302	220		Amortization and impairments	-306	-925	619

497	38	459		Operating profit/(loss) (EBIT)	1,174	-10	1,184

-256	-357	101		Financial income/(expenses)	-840	-1,020	180
-190	-93	-97		Taxes	-472	-286	-186
-7	11	-18		Income from participating interests	-128	39	-167
-6	60	-66		Minority interests	0	182	-182

38	-341	379		Profit/(loss) after taxes	-266	-1,095	829

        An analysis of the revenues, EBITDA en EBIT, excluding exceptional items, by division is provided in the tables below:

Q3 2002	Q3 2001	Dev.	%	Amounts in millions of euros, excluding exceptional items	YTD Q3 2002	YTD Q3 2001	Dev.	%
1,632	1,610	22	1	Fixed-network Services	4,954	4,856	98	2
1,243	1,126	117	10	Mobile Communications	3,486	3,240	246	8
499	516	-17	-3	Business Solutions	1,507	1,523	-16	-1
280	491	-211	-43	Other activities	925	1,517	-592	-39
-627	-624	-3		Intercompany sales	-1,838	-1,888	50	-3

3,027	3,119	-92	-3	Revenues	9,034	9,248	-214	-2

Q3 2002	Q3 2001	Dev.	%	Amounts in millions of euros, excluding exceptional items	YTD Q3 2002	YTD Q3 2001	Dev.	%
490	431	59	14	Fixed-network Services	1,451	1,318	133	10
425	351	74	21	Mobile Communications	1,182	812	370	46
201	155	46	30	Business Solutions	549	450	99	22
29	-16	45		Other activities	-3	65	-68

1,145	921	224	24	EBITDA	3,179	2,645	534	20

Q3 2002	Q3 2001	Dev.	%	Amounts in millions of euros, excluding exceptional items	YTD Q3 2002	YTD Q3 2001	Dev.	%
281	201	80	40	Fixed-network Services	822	635	187	29
167	-93	260		Mobile Communications	350	-490	840
71	24	47		Business Solutions	145	58	87
-22	-94	72	-77	Other activities	-143	-213	70	-33

497	38	459		EBIT	1,174	-10	1,184

Highlights for the third quarter and first three quarters of 2002

Results

        In the third quarter of 2002, KPN reported a profit after tax of EUR 68 million (2001: a loss after tax of EUR 231 million). Excluding exceptional items, profit after tax amounted to EUR 38 million in the third quarter of 2002, compared to a loss of EUR 341 million in 2001. The strong growth in the EBITDA in our core businesses, most notably in the division Mobile Communications as a result of a better customer mix and higher airtime volumes, attributed to this positive development. In the divisions Fixed-network Services and Business Solutions, the reorganisation and cost reduction programs are showing their results and led to a significant increase in EBITDA.

        The EBITDA margin, excluding exceptional items, increased substantially from 29.5% in the third quarter of 2001 to 37.8% in 2002. Another major contributor to the turnaround in income after tax was the substantial decrease in goodwill amortization charges due to the non-cash impairment charges that were recognized on the goodwill of E-Plus and BASE in the fourth quarter of 2001 and second quarter of 2002. Operating revenues, excluding exceptional items, decreased by EUR 92 million. However, in our core divisions Fixed-network Services and Mobile Communications, operating revenues excluding exceptional items but including their intercompany sales increased by EUR 139 million, only partly offset by a decrease in revenues of EUR 17 million in the division Business Solutions.

        In the first three quarters of 2002, total operating revenues, excluding exceptional items, decreased by EUR 214 million. Nevertheless, our core divisions Fixed-network Services and Mobile Communications reported a strong increase in revenues of EUR 344 million, only partly offset by a decrease of EUR 16 million in Business Solutions. EBITDA excluding exceptional items increased by EUR 534 million, and shows the successful strategy of E-Plus with a focus on high value customers as well as the effects of the reorganisation and cost reduction programs in the divisions Fixed-network Services and Business Solutions. The EBITDA margin, excluding exceptional items, increased from 28.6% in 2001 to 35.2% in 2002. Operating loss amounted to EUR 6,095 million and was affected by the significant impairment charges in the second quarter of 2002. Excluding exceptional items, operating profit increased substantially by EUR 1,184 million. Total loss after tax in the first three quarters of 2002 amounted to EUR 9,549 million, or a loss of EUR 266 million excluding exceptional items.

Cash flow

        Cash flow from operating activities increased to EUR 1,336 million in the third quarter of 2002. Free cash flow (defined as net cash flow from operating activities after CAPEX, interest, tax and restructuring costs) amounted to EUR 1,096 million, compared to EUR 192 million in the third quarter of 2001 and reflects the significant increase in EBITDA, the successful CAPEX reduction program with a focus on efficiency and tight control of capital expenditure, as well as a EUR 240 million tax refund in the third quarter of 2002.

        In the first three quarters of 2002, total cash flow from operating activities amounted to EUR 2,778 million (2001: EUR 1,901 million), while free cash flow amounted to EUR 2,058 million (2001: a cash outflow of EUR 343 million). Net cash outflow from financing activities amounted to EUR 5,056 million and reflects the significant debt repayments done in the first three quarters of 2002.

Net debt

        Net debt (interest bearing debt less cash and cash equivalents) decreased substantially to EUR 13.9 billion at the end of the third quarter of 2002, compared to EUR 15.0 billion at the end of the second quarter and EUR 22.3 billion at the end of the third quarter of 2001. The net debt amount includes a EUR 632 million payable to Vision Networks, an unconsolidated 100% subsidiary. Vision

Networks will be fully consolidated in the fourth quarter of 2002 as its Supervisory Board will then have ceased its activities, and the sale of practically all of the cable assets of Vision Networks will have been completed. This will result in a further decrease in net debt of EUR 632 million.

Exceptional items

        Exceptional items in the third quarter of 2002 amounted to a net gain of EUR 30 million compared to a net gain of EUR 110 million in 2001. In December 2001, Telkomsel, the Indonesian mobile operator, was sold as part of the non-core asset disposal program leading to a book gain of EUR 346 million. In September 2002, settlements were made for the intermediate holding companies that held the participating interest in Telkomsel, resulting in an additional book gain of EUR 30 million.

        Exceptional items in the first three quarters of 2002 amounted to a net charge of EUR 9,283 million (2001: a net charge of EUR 174 million) and included, amongst others, the non-cash impairment charges on the goodwill and licences of E-Plus and BASE and related write down of deferred tax assets, as well as charges and non-cash impairment charges resulting from the bankruptcy of KPNQwest, write-downs to expected net realizable value of our interests in Ceský Telecom and Hutchison 3G UK, offset by the book profit on the sale of Pannon GSM.

Miscellaneous

Resignation Board Members

        Mr Pieters, responsible for the Business Solutions portfolio, decided to step down from the Board of Management with effect from October 1, 2002, as a result of the intention of the KPN Board of Management to reduce the number of divisions from three to two in 2003 (please refer to the section "Strategy" for more information on this issue). Mr Pieters will advise the Board of Management in the coming months on the sale of non-core assets and he will continue to serve as a supervisory director of some foreign subsidiaries of KPN. Mr Smits, responsible for the Mobile Communications portfolio, resigned from the Board of Management on November 1, 2002. Pending the appointment of a person to fill the vacancy, Mr Scheepbouwer has assumed responsibility for the KPN Mobile portfolio.

Restructuring

        At the end of third quarter of 2002, KPN employed a total of 36,566 FTEs (full time equivalents), of which 21,357 FTEs were subject to the KPN collective labour agreement in The Netherlands (including senior management). At December 31, 2001, this number was 29,377 FTEs. Of the reduction of 8,020 FTEs in The Netherlands, a decrease of 3,120 FTEs was due to the outsourcing of non-core activities (e.g. End User Services, Software House and Network Construction).

Final allocation second quarter impairment charge E-Plus

        In our quarterly report for the second quarter of 2002, we reported that the final split-up of the total non-cash impairment charge on the goodwill and licences of E-Plus of EUR 6.6 billion would take more time to be exactly determined. The total impairment charge was preliminarily allocated on a pro-rata basis to goodwill (EUR 2.7 billion) and the UMTS license (EUR 3.9 billion).

        During the third quarter of 2002, the final non-cash impairment charge was determined and is now as follows: EUR 1.4 billion is allocated to goodwill and EUR 5.2 billion to the UMTS licence.

Business developments

        During the third quarter, we acquired certain parts of the network of KPNQwest, including the transatlantic sea cable connecting The Netherlands and the United Kingdom with the USA and the Dutch, German and UK part of the KPNQwest EuroRings.

        On August 19, 2002, ATOS Origin and KPN finalized the take over by ATOS of the activities of KPN's Software House for an amount of EUR 29 million, as part of the non-core asset disposal program. Software House will continue to provide software development and application management services to KPN, but under the "Total Cost of Ownership" program, ATOS Origin has committed itself to structurally lower the cost of IT services it provides to KPN.

        Starting September 2002, KPN significantly expanded the speed range of its ADSL services. With effect from January 2003, ADSL will be available to 85% of the households in The Netherlands and the speed of existing "always-on" Internet connections will be increased without any increase in subscription prices. Furthermore, a new and cheaper variant of high-speed Internet access called ADSL Lite has been introduced.

        On October 7, 2002, KPN and TNO, the Dutch Organisation for Applied Scientific Research, announced their intention to transfer KPN Valley, which includes KPN's R&D division, to TNO with effect from January 1, 2003.

        KPN Mobile announced its new service "Lucio" to be marketed in co-operation with HP and Microsoft. KPN Mobile is the first operator in Europe to offer high-speed mobile access to company information such as e-mail, enabling mobile working to a large number of small and medium sized enterprises.

        On October 22, 2002, KPN announced that it is engaged in exclusive talks with Scarlet about the possible takeover of KPN's Belgian Data/IP activities, which are incorporated in KPN Belgium, and Planet Internet Belgium.

        On November 5, 2002, KPN announced the signing of a binding agreement with Mobile Telesystems (MTS), mobile operator in Russia, regarding the sale of KPN's 16.33% participation in UMC for a consideration of US$ 55 million in cash. The transaction is amongst others subject to MTS shareholder approval and Ukrainian anti-monopoly approval.

Shortfall KPN pension funds

        In the quarterly report for the second quarter of 2002, KPN reported a potential shortfall in its pension funds of EUR 375 million, to be funded over a three-year period. An amount of EUR 125 million would have to be paid in the second quarter of 2003 and would be recognized as a charge to income in the fourth quarter of 2002. As at October 31, 2002, the coverage ratio amounted to 106% and would have led to a shortfall of EUR 388 million, to be funded over a three-year period. This was based on agreements and discussions at that time with the Regulatory Body for pension funds in The Netherlands called the Pension and Insurance Chamber (Pensioen- en Verzekeringskamer, or "PVK").

        In the third quarter of 2002, the PVK issued new guidelines regarding the minimum coverage ratios of pension funds that depend on the asset mix of the pension funds. The objective of these new guidelines is to enable pension funds to absorb a decline in value of the investments of the fund. In line with these new requirements, certain elements of the aforementioned agreements were discussed with the PVK, resulting in a draft agreement. The aforementioned elements primarily relate to the extension of the period over which a potential shortfall needs to be funded.

        Based on the new draft agreement, the coverage ratio of 106% as per October 31, 2002 and a long-term minimum desired coverage of approximately 120% (based on the current asset mix), the total shortfall would remain unchanged at EUR 388 million. Part of the draft agreement is a payment schedule, which aims at funding the total shortfall over a period of seven years, as opposed to a period of three years under the old preliminary agreements. If circumstances do not change at year-end, this schedule would lead to a cash payment of EUR 42 million in the second quarter of 2003, which will be reported as a charge to income in the fourth quarter of 2002. For each following year-end a new calculation will be made for determining the required payment, taking into account the then applicable coverage. If in future years, financial markets will recover and the coverage ratio will improve significantly, then the obligation to fund the shortfall will cease to exist.

        It should be noted that these preliminary agreements are still subject to final approval by all relevant parties involved, which is expected to take place before year-end.

Financing

        As in previous quarters, KPN's funding strategy in the third quarter of 2002 focused primarily on the further balancing of its debt redemption schedule by prepayment of various bonds and loans. As a result we bought back EUR 122 million notes due 2004 and EUR 99 million of private placements.

        The second repayment on the subordinated facility from BellSouth amounts to EUR 516 million and will take place in December 2002. In addition, KPN announced the intention to prepay and cancel the EUR 2.1 billion Revolving Credit Facility of E-Plus, of which currently EUR 1.9 billion has been drawn.

        On November 15, 2002, KPN announced a tender offer to buy back part of the outstanding EUR 1.0 billion 6.25% notes due October 4, 2005 and USD 750 million 7.5% notes due October 1, 2005. The offer is a next step of KPN's strategy to manage and reduce outstanding debt, to use existing cash in a prudent manner and to improve its debt maturity profile. The offer for the EUR 1.0 billion 6.25% Notes is not being made within the United States or to U.S. persons, or to the public in France.

        KPN has decided to re-capitalize its mobile activities through the conversion of EUR 14 billion of shareholder loans from KPN into equity at KPN Mobile and E-Plus before year-end. The aim is to arrive at a transparent and healthier financial structure. The re-capitalization fits in KPN's strategy to strengthen its mobile activities, especially in Germany. Although NTT DoCoMo has the right to invest additional money into KPN Mobile to maintain their shareholding, KPN anticipates that NTT DoCoMo will choose not to do so and accordingly will be diluted.

        KPN is planning to restructure its shareholder loans it has in KPN Mobile and E-Plus in a more tax efficient way. KPN expects that this will lead to a tax loss at the fiscal entity KPN and a tax gain at the fiscal entity KPN Mobile. Pending the outcome of the discussions with the fiscal authorities, the KPN group expects to reduce its tax cash burden in such a way that it will not be paying taxes for at least two years. A first indication of the outcome is expected in the first quarter of 2003. The outcome of the re-capitalization of KPN Mobile and E-Plus could result in recognition of a tax asset in Germany.

        As the fair market value of the converted loans is less than their face value, the difference between fair market value and face value can be claimed as a tax deductible loss for KPN while KPN Mobile has to recognize a corresponding taxable gain. A result of the re-financing of KPN Mobile, is that KPN will be able to offset directly existing losses carried forward of the German branch of KPN Mobile against its own taxable profit in The Netherlands.

Strategy

        As from November 2001, KPN's strategy has been primarily focused on improving margins and cash flow. KPN is in the process of disposing its non-core assets and to maximize free cash flow in order to restructure its balance sheet and to reduce net debt. Vigorous cost reduction programs and a CAPEX reduction program, which focuses on the efficient use of existing capacity without jeopardizing our competitive strength, are in place to achieve this. This efficiency drive will lead to increased asset utilization and thus lower production costs for services.

        KPN has also targeted its future growth drivers, which will be: mobile data, broadband services for business customers and DSL/Internet applications for consumers and smaller business customers. For business customers the combination of WLAN and GPRS/UMTS platforms will enable worldwide high-speed coverage for current and newly developed applications. For consumers and small business customers DSL and GPRS/UMTS will offer reliable high-speed connectivity to all types of new services as well.

        For the Fixed-network Services and Business Solutions our strategy will be to retain our current customer base, to increase the customer base for broadband and to maximize revenues by increasing Average Revenue Per User (ARPU) in order to secure a high free cash flow. The portfolio will be tailored to key market segments. As markets develop KPN will introduce new types of services on an expanding broadband platform such as ADSL Lite that is being introduced. Population coverage for broadband type of services will be developed along with market pace. KPN's current target is to achieve a market-share in consumer broadband services of 50% by 2005 (currently approximately 25%). KPN will explore the opportunities of the newly acquired assets from KPNQwest for the delivery of high quality data & IP services in Europe for business customers.

        KPN Mobile operates in Germany, The Netherlands and Belgium. The overall strategy is to continue local branding and at the same time to maximize economies of scale with regard to innovation, purchasing and policy-making. In Germany, E-Plus' strategy is to consolidate its number three position and to focus on a solid development of margins and cash flows. In The Netherlands, KPN Mobile will focus on retaining its number 1 position and to maximize its cash flows. In Belgium, BASE's strategy is aimed at the increase of its market share and a solid development of margins and cash flows.

        KPN Mobile is also accelerating into Mobile data currently offered over the GPRS network. The i-mode concept will optimize customer experience while the new Lucio concept enables working at different places while utilizing office applications and services. For UMTS, KPN will follow the license obligations and a just-in-time market driven approach that will enable higher speed and more capacity when needed for new attractive services such as audio and video streaming and video telephony.

        As a consequence of the focus on efficiency and effectiveness, KPN intends to reduce the number of divisions from three to two in 2003. The division Fixed-network Services and Business Solutions will be merged. KPN's organizational structure will then consist of a mobile and a fixed division. This change is driven by the enhancement of our customer focus and responsiveness and, by consequence, also the revenues and profit potential of the business units of the divisions.

Outlook 2002

        Based on the developments during the first three quarters of 2002, the KPN Board of Management expects for the full year 2002 to generate at least EUR 2.3 billion free cash flow resulting in a maximum net debt at year-end of EUR 13 billion.

Targets updated	May 21, 2002	August 20, 2002	November 15, 2002
Revenues(1)	Low single digit	Core—further growth Other—strong decrease Overall—slight decrease	Fixed ± 2% Mobile 8-9% Business Solutions ± -2% Core ± 4% Other ± -40% Overall ± -2%
EBITDA(1)	≥ 12%	≥ 14%(3)	≥ 18%(3)
Free Cash Flow(2)	≥ EUR 750 million	≥ EUR 1.4 billion	≥ EUR 2.3 billion
CAPEX	EUR 2.0 billion	≤ EUR 1.6 billion	< EUR 1.2 billion
Net debt YE 2002	EUR 14.5 billion	≤ EUR 13.9 billion(4)	≤ EUR 13.0 billion(4)
KPN Dutch Collective Labour Agreement	≤ 25,000 FTE	≤ 22,000 FTE	< 21,000 FTE

(1)
Based on reported figures, excluding exceptional items

(2)
Operational cash flow after capex, interest, tax and restructuring expenses

(3)
Including potential additional funding effect pension fund (est. EUR 125 million Aug 20, and EUR 42 million Nov 15)

(4)
Including effect consolidation Vision Networks (—EUR 0.6 billion) and excluding further material non-core asset sales

Operating results

Operating revenues

        In the third quarter of 2002, operating revenues decreased by 4.0% to EUR 3,057 million (2001: EUR 3,185 million). Operating revenues, excluding exceptional items, decreased by 2.9% to EUR 3,027 million (2001: EUR 3,119 million). However, this decrease is mainly due to the effects of the sale of non-core assets, reported in Other activities. In line with previous quarters, operating revenues in our three core divisions including their intercompany sales increased by 3.8%.

        The main contributors to the change in operating revenues, excluding exceptional items, in the third quarter were:

  •
  Operating revenues of Fixed-network Services increased by EUR 22 million, where increases in revenues resulting from higher wholesale terminating and originating volumes together with increased revenues from ISPs and customer contact activities (SNT) more than offset lower traffic revenues and volumes in the retail market.

  •
  Operating revenues of Mobile Communications increased substantially by EUR 117 million, reflecting higher revenues in The Netherlands and Germany as a result of higher network airtime usage and the full consolidation of E-Plus as of March 13, 2002. This increase was only partly offset by the effects of the disposal of Pannon GSM in the first quarter of 2002.

  •
  Operating revenues of Business Solutions decreased by EUR 17 million, where a decrease in operating revenues in intercompany revenues and international bandwidth services could not be offset by the increase in revenues due to higher sales of broadband (ADSL) and higher revenues at Integrated Solutions.

  •
  Operating revenues of Other activities decreased by EUR 211 million, which reflects the sale of non-core assets, including the deconsolidation of KPNQwest as of November 30, 2001, and lower activities and sales of the other units within Other activities.

        In the first three quarters of 2002, total operating revenues increased by 0.8% to EUR 9,421 million (2001: EUR 9,348 million). Excluding exceptional items operating revenues decreased by 2.3% to EUR 9,034 million (2001: EUR 9,248 million).

EBITDA

        In the third quarter of 2002, EBITDA increased by 19.0% to EUR 1,175 million (2001: EUR 987 million). Excluding exceptional items, EBITDA increased by 24.3%. Total EBITDA benefited from the successful strategy in The Netherlands and Germany with a focus on high value customers in the division Mobile Communications as well as from the effects of the reorganization and cost reduction programs in the divisions Fixed-network Services and Business Solutions. The strong improvement in underlying profitability in our three core divisions was further strengthened by growth in the EBITDA of Other activities. Total EBITDA margin, excluding exceptional items, showed a solid growth throughout the year: from 32.1% in the first quarter of 2002 to 35.5% in the second quarter up to 37.8% in the third quarter.

        In the first three quarters, total EBITDA amounted to EUR 3,398 million (2001: EUR 2,716 million). Excluding exceptional items, EBITDA amounted to EUR 3,179 million (2001: EUR 2,645 million). The EBITDA margin, excluding exceptional items, increased significantly from 28.6% in the first three quarters of 2001 to 35.2% over the same period in 2002, reflecting the sound growth of profitability in our core divisions and the beneficiary effects of the reorganization and cost reduction programs.

        An overview by division of the EBITDA margin, excluding exceptional items, is provided in the table below:

Q3 2002	Q3 2001	EBITDA margin (in %)	YTD Q3 2002	YTD Q3 2001
30.0%	26.8%	Fixed-network Services	29.3%	27.1%
34.2%	31.2%	Mobile Communications	33.9%	25.1%
40.3%	30.0%	Business Solutions	36.4%	29.5%
10.4%	-3.3%	Other activities	-0.3%	4.3%

37.8%	29.5%	EBITDA margin (excluding exceptional items)	35.2%	28.6%

        The main drivers behind the increase in the EBITDA and the EBITDA margin excluding exceptional items in the third quarter of 2002 were:

  •
  The rise in EBITDA and the EBITDA margin of the division Fixed-network Services is accomplished through the successful cost reduction programs, following the reduction of the workforce and other cost-cutting measures. In addition, operating expenses decreased as a result of lower payments to other operators for the use of their network.

  •
  EBITDA and the EBITDA margin of the division Mobile Communications improved significantly, where the strategy of profitable growth implemented in 2001 in The Netherlands as well as in Germany continues to show results. Higher airtime revenues resulting from increased traffic volumes and —in The Netherlands— higher tariffs, and lower customer acquisition costs and marketing expenses were the main drivers behind this improvement.

  •
  Business Solutions' EBITDA improved by EUR 46 million, despite a decrease in revenues the division Business Solutions managed to accomplish a further reduction in operating expenses through successful cost reduction programs.

  •
  Other activities' EBITDA increased by EUR 45 million, which shows the effects of the reorganization and cost reduction programs.

        In the first three quarters of 2002, all core divisions contributed to the rise in EBITDA. These increases were in part offset by a decrease in EBITDA of Other activities.

EBIT

        In the third quarter of 2002, total operating profit (EBIT) amounted to EUR 527 million (2001: an operating profit of EUR 104 million). Excluding exceptional items, EBIT increased substantially from a profit of EUR 38 million in the third quarter of 2001 to a profit of EUR 497 million in 2002. The increase in EBIT was further strengthened by lower depreciation and amortization expenses, primarily as a result of the significant impairment charges that were recorded on the goodwill E-Plus and BASE in the fourth quarter of 2001 and the second quarter of 2002.

        In the first three quarters of 2002, EBIT amounted to a loss of EUR 6,095 million (2001: a loss of EUR 121 million). Excluding exceptional items, EBIT increased from a loss of EUR 10 million in the first three quarters of 2001 to a profit of EUR 1,174 million in the comparative period in 2002.

Financial income/(expenses)

        In the third quarter of 2002, net financial expenses, excluding exceptional items, decreased significantly by EUR 101 million, reflecting both the regular and early repayments on outstanding loans mainly of more than EUR 4 billion that were made in the second quarter of 2002.

        In the first three quarters of 2002, net financial expenses, excluding exceptional items, decreased by EUR 180 million, mainly due to the effects described above.

Taxation

        The effective tax rate differs substantially from the Dutch statutory tax rate of 34.5%. This is the result of KPN's fiscal structure. The activities in The Netherlands generate taxable profits, which result in a tax charge on these profits. KPN Mobile is a separate fiscal unit. Within KPN Mobile, the German activities are in a loss-making position. Current tax legislation in Germany provide for an indefinite carry-forward period. However, as a result of uncertainty regarding the realization and timing of settlements of the tax losses carried forward, no deferred tax assets have been recognized for these tax losses.

        For Dutch corporate tax purposes, the German mobile activities are regarded as a "permanent establishment' or branch. As a result, the tax losses in Germany can be offset against taxable income of the mobile activities in The Netherlands. This offsetting results in a postponement of tax payments in The Netherlands. If the German branch becomes profitable, these profits will be taxed in The Netherlands to the extent that prior tax losses have been offset ("recapture"). Therefore, this leads to a provision for deferred tax liabilities in the Balance Sheet and a (deferred) tax charge in the Statement of Income.

Income from participating interests

        In the third quarter of 2002, income from participating interest, excluding exceptional items, amounted to a loss of EUR 7 million compared to a profit of EUR 11 million in 2001. In the first three quarters of 2002, income from participating interests, excluding exceptional items, amounted to a loss of EUR 128 million compared to a profit of EUR 39 million in 2001, reflecting the inclusion of the operating losses of KPNQwest in the first quarter of 2002. A number of participating interests were sold as part of the non-core asset disposal program, while some other interests (e.g. Hutchison 3G UK, Ceský Telecom) are now valued at the expected net realizable value.

Net income/loss after tax

        In the third quarter of 2002, net income after tax, excluding exceptional items, amounted to EUR 38 million (2001: a loss of EUR 341 million). In the first three quarters of 2002, net loss after tax, excluding exceptional items, amounted to EUR 266 million (2001: EUR 1,095 million).

Fixed-network Services

Q3 2002	Q3 2001	Amounts in million of euros	YTD Q3 2002	YTD Q3 2001
1,632	1,610	Operating revenues	4,954	4,856
-1,142	-1,179	Operating expenses	-3,503	-3,560

490	431	EBITDA	1,451	1,296
-209	-230	Depreciation, amortization and impairments	-663	-683

281	201	EBIT	788	613

Operating revenues

        Operating revenues of Fixed-network Services can be analyzed as follows:

Q3 2002	Q3 2001	Amounts in million of euros	YTD Q3 2002	YTD Q3 2001
914	947	Fixed Telephony	2,843	2,912
689	680	Carrier Services	2,041	2,063
408	399	Other units	1,196	1,133
-379	-416	Intercompany sales within the division	-1,126	-1,252

1,632	1,610	Operating revenues	4,954	4,856

        In the third quarter of 2002, total operating revenues from Fixed-network Services increased by 1.4% to EUR 1,632 million (2001: EUR 1,610 million). In the first three quarters of 2002, operating revenues increased by 2.0% to EUR 4,954 million (2001: EUR 4,856 million).

        On a consolidated level, total traffic volumes of Fixed Telephony, Carrier Services and Consumer Internet and Media Services ("CIMS", reported under Other units within Fixed-network Services) continued to show an increase. In the third quarter of 2002 total traffic volumes of Fixed-network Services increased by 2.3% and in the first three quarters of 2002 this increase was 1.8% (see table on next page).

        As a result of the introduction of Internet-originating services and the increasing penetration of broadband, the Internet-related volumes of Fixed Telephony in the first three quarters of 2002 decreased significantly by 3.82 billion minutes. However, this downward trend in volumes was more than offset by the increase of originating Internet traffic that our ISPs (CIMS) charge to their customers, and the increase in wholesale Internet-originating volumes, which Carrier Services sells to external ISPs. On a consolidated level, total Internet related volumes still show a slight increase.

        The following table sets out the development in traffic volumes:

Q3 2002	Q3 2001	In billions of minutes	YTD Q3 2002	YTD Q3 2001
3.89	4.50	Domestic local	13.19	14.50
2.26	2.50	Domestic long distance	7.27	7.96
4.12	5.90	Internet-related traffic	15.22	19.00
0.65	0.63	Fixed-to-mobile	1.96	1.88
0.32	0.33	International Retail	0.97	0.99

11.24	13.86	Total network airtime usage Fixed Telephony	38.61	44.33

2.56	2.00	Terminating	7.36	6.20
2.15	1.60	Originating voice	6.25	5.10
1.86	—	Originating Internet	4.34	—
1.33	1.36	Transit	4.13	4.12
1.67	1.60	International	4.64	4.50

9.57	6.56	Total network airtime usage Carrier Services	26.72	19.92
-0.30	-0.37	Other/Intercompany traffic within the division(1)	-0.97	-1.02

20.51	20.05	Total network airtime usage	64.36	63.23

(1)
Other/Intercompany traffic within the division is related to:

•
International retail minutes Fixed Telephony, which are handled by Carrier Services and charged to Fixed Telephony as international wholesale minutes.

  •
  Internet originating retail minutes (CIMS) which are handled by Carrier Services and charged to CIMS as originating Internet wholesale minutes.

Fixed Telephony

        In the third quarter of 2002, Fixed Telephony's operating revenues decreased by 3.5% to EUR 914 million (2001: EUR 947 million). Revenues from one-off connection fees and subscriptions increased. Total network airtime usage fees decreased. The major factors contributing to this decrease were: the (largely internal) shift of Internet-related minutes to CIMS resulting from the introduction of Internet-originating services, the introduction of local CPS, mobile-for-fixed substitution and increased broadband penetration (ADSL). However, this was partly offset by an increase in fixed-to-mobile revenues following the increased penetration of mobile phones.

        Total traffic volumes of Fixed Telephony decreased from 13.86 billion minutes in the third quarter of 2001 to 11.24 billion minutes in the same quarter of 2002. The major contributor to this decrease being the introduction of Internet-originating services and increased broadband penetration, which led to a decrease in Internet-related traffic at Fixed Telephony of 1.78 billion minutes. As explained above, this decrease does not necessarily imply a decrease in revenues and volumes for KPN as a whole. Voice traffic decreased by 0.84 billion minutes, mainly in domestic (voice) traffic, stemming from the competition in this area and the introduction of local CPS.

        In the first three quarters of 2002, total operating revenues of Fixed Telephony decreased by 2.4% to EUR 2,843 million (2001: EUR 2,912 million), resulting from lower volumes in domestic and Internet-related traffic.

        An overview of the development in average tariffs is provided in the table below:

Q3 2002	Q3 2001	EUR/minute (=rates)	YTD Q3 2002	YTD Q3 2001
0.0289	0.0297	Domestic—Local voice	0.0286	0.0295
0.0181	0.0176	Local (Internet)	0.0182	0.0176
0.0405	0.0406	Domestic long-distance	0.0398	0.0404
0.2497	0.2419	Fixed-to-mobile	0.2483	0.2412
0.2013	0.1700	International	0.1898	0.1717

        Average tariffs of domestic local and long distance decreased slightly in the third quarter of 2002 compared to 2001 due to the effect of tariff decreases per August 15, and 1 October 1, 2001, only partially offset by the increase as from August 1, 2002. The average Internet tariffs increased mainly because of a decrease in the average call duration. Fixed-to-mobile average tariff increased because of the tariff-increase in the second quarter of 2002. The increase in average tariffs of international traffic increased due to because of tariff-increases at the end of 2001 and because of changes in the destination mix.

Carrier Services

        In the third quarter of 2002, Carrier Services' operating revenues increased by 1.3% to EUR 689 million (2001: EUR 680 million). This was primarily the result of the increase in terminating and originating volumes (e.g. local CPS, resulting from the introduction of local CPS in the third quarter of 2002, and the introduction of Internet-originating services in September 2001). Transit volumes and revenues increased as well. International traffic volumes increased due to higher free-floating traffic, but this was offset by lower average prices per minute.

        In the first three quarters of 2002, operating revenues of Carrier Services decreased by 1.1% to EUR 2,041 million (2001: EUR 2,063 million). The main factor behind this decrease was local loop services, despite higher revenues from national and international traffic services. Total national and international traffic volumes handled by Carrier Services increased, mainly as a result of the introduction of Internet-originating services in September 2001.

Other units within Fixed-network Services

        In the third quarter of 2002, operating revenues of Other units within Fixed-network Services increased by 2.3% to EUR 408 million (2001: EUR 399 million). Both CIMS and customer contact services (SNT) reported higher revenues, as a result of the termination of free internet in The Netherlands, the introduction of the originating model for dial-up customers of Planet Internet and Het Net, the ongoing penetration of broadband (ADSL), a higher level of subscribers and the incorporation of call center activities of E-Plus in SNT. This increase was partly offset by a decrease in operating revenues of the unit Fixed Network Operator, which generates primarily internal revenues, as a result of cost savings accomplished in 2002.

        In the first three quarters of 2002, operating revenues increased by 5.6% to EUR 1,196 million (2001: EUR 1,133 million). Higher revenues resulting from the introduction of the originating model for our ISPs and a higher level of paying subscribers were the primary reasons for this increase.

EBITDA

        In the third quarter of 2002, EBITDA from Fixed-network Services increased by 13.7% to EUR 490 million (2001: EUR 431 million). The major contributors to this increase were: cost savings accomplished by the units Fixed Network Operator and Carrier Services resulting from the reduction in workforce and other operating cost savings, and lower payments to other operators for the use of their network.

        In the third quarter of 2002, the EBITDA-margin amounted to 30.0% (2001: 26.8%).

        In the first three quarters of 2002, EBITDA from Fixed-network Services increased by 12.0% to EUR 1,451 million (2001: EUR 1,296 million). Excluding exceptional items, EBITDA increased by 10.1% to EUR 1,451 million (2001: EUR 1,318 million), resulting from higher operating revenues and lower operating expenses, the latter being the result of further cost savings, both internally and externally, and lower purchasing costs for traffic.

        In the first three quarters of 2002, the EBITDA-margin amounted to 29.3% (2001: 26.7%). Excluding exceptional items, the EBITDA-margin amounted to 29.3% (2001: 27.1%).

EBIT

        In the third quarter of 2002, EBIT from Fixed-network Services increased by 39.8% to EUR 281 million (2001: EUR 201 million), mainly resulting from the increase in EBITDA and from a decrease in depreciation charges, caused by successful investment reduction programs in 2001 and 2002.

        In the first three quarters of 2002, EBIT from Fixed-network Services increased by 28.5% to EUR 788 million (2001: EUR 613 million). Excluding exceptional items, EBIT increased by 29.4% to EUR 822 million (2001: EUR 635 million).

Mobile Communications

Q3 2002	Q3 2001	Amounts in millions of euros	YTD Q3 2002	YTD Q3 2001
1,273	1,126	Operating revenues	3,851	3,240
-818	-775	Operating expenses	-2,304	-2,428

455	351	EBITDA	1,547	812
-258	-444	Depreciation, amortization and impairments	-8,096	-1,302

197	-93	EBIT	-6,549	-490

        Despite the maturing markets in The Netherlands, Germany and Belgium, the EBITDA margin in these countries improved, attributable to the market strategy with a focus on high value customers adopted in the second quarter of 2001 for Germany and The Netherlands. This led to higher airtime revenues, lower cost of handsets as a result of lower gross additions as well as lower subsidization, a decrease in bonuses and commissions paid to dealers and lower marketing and other operating expenses as a result of a permanent focus on cost reductions. The beneficial effect of this strategy on the EBITDA margin was especially notable in Germany.

Operating revenues

        Operating revenues continue to show an increase, which is the combined effect of increased airtime revenues and consolidation effects following acquisitions and disposals.

        E-Plus is fully consolidated as from March 13, 2002. Prior to that date, E-Plus was proportionally consolidated for 77.49%. BASE (previously named KPN Orange) is fully consolidated as from February 7, 2001, following the acquisition of the remaining 50% in BASE. Pannon GSM is deconsolidated as from February 4, 2002, following the sale of our interest in Pannon GSM.

        In the third quarter of 2002, operating revenues increased by 13.1% to EUR 1,273 million (2001: EUR 1,126 million). Excluding exceptional items, operating revenues increased by 10.4% to EUR 1,243 million (2001: EUR 1,126 million), reflecting higher revenues in The Netherlands and Germany and the effect of the full consolidation of E-Plus as of March 13, 2002. This was only partly offset by the effects of the disposal of Pannon GSM in the first quarter of 2002. In our core markets, traffic revenues increased but were in part offset by lower equipment sales. The total number of subscribers in our core markets increased to 13.7 million subscribers at December 31, 2001, but declined in the first three quarters of 2002 to 13.2 million customers. This is due to the change in strategy in 2001, with a focus on high value customers, which led to a decrease in pre-paid subscribers.

        On September 30, 2002, the total number of i-mode customers in Germany and The Netherlands amounted to 142,500. In Belgium i-mode was launched on October 15, 2002. In the first three quarters of 2002 operating revenues increased by 18.9% to EUR 3,851 million (2001: EUR 3,240 million). Operating revenues, excluding exceptional items, increased by 7.6% to EUR 3,486 million (2001: EUR 3,240 million).

EBITDA

        In the third quarter of 2002, EBITDA increased by 29.6% to EUR 455 million (2001: EUR 351 million). Excluding exceptional items, EBITDA increased by 21.1% to EUR 425 million (2001: EUR 351 million). The EBITDA margin, excluding exceptional items, increased from 31.2% in the third quarter of 2001 to 34.2% in 2002. Lower operating expenses resulting from the focus on cost reductions further strengthened the increase in EBITDA. These cost reductions led to lower handset subsidies, lower bonuses and commissions paid to dealers and lower marketing and other operating expenses.

        In the first three quarters of 2002, EBITDA increased by 90.5% to EUR 1,547 million (2001: EUR 812 million). Excluding exceptional items, EBITDA increased by 45.6% to EUR 1,182 million (2001: EUR 812 million). The EBITDA margin, excluding exceptional items, increased from 25.1% in the first three quarters of 2001 to 33.9% in 2002.

EBIT

        In the third quarter of 2002, EBIT, excluding exceptional items, amounted to a profit of EUR 167 million (2001: a loss of EUR 93 million), resulting from the substantial increase in EBITDA which was further strengthened by the decrease in depreciation and amortization expenses. The latter resulted from the significant non-cash impairment charges on the goodwill of E-Plus and BASE in the fourth quarter of 2001 and in the second quarter of 2002.

        EBIT in the first three quarters of 2002 and excluding exceptional items, amounted to a profit of EUR 350 million (2001: a loss of EUR 490 million).

The Netherlands

        In the third quarter of 2002, operating revenues in The Netherlands increased by 10.1% to EUR 591 million (2001: EUR 537 million). In the third quarter of 2002, EBITDA increased by 17.7% to EUR 266 million (2001: EUR 226 million).

        In the first three quarters of 2002, operating revenues increased by 6.9% to EUR 1,660 million (2001: EUR 1,553 million). In the first three quarters of 2002, EBITDA increased by 10.6% to EUR 722 million (2001: EUR 653 million). The following table shows the operational results excluding exceptional items:

Q3 2002	Q3 2001	Amounts in millions of euros, excluding exceptional items	YTD Q3 2002	YTD Q3 2001
591	537	Operating revenues	1,660	1,553
266	226	EBITDA	722	653
45.0	42.1	EBITDA margin (in %)	43.5	42.0

        Operating revenues increased as a result of increased traffic revenues, reflecting the combined effect of higher usage as well as higher number of postpaid customers, as well as increased terminating tariffs. The increase in traffic revenues was partially offset by lower equipment sales, following the saturation of the Dutch market in the second half of 2001.

        Traffic volumes increased as a result of increased airtime usage for both pre-paid and postpaid users.

        During the third quarter of 2002, the subscriber base of postpaid customers increased slightly. The pre-paid subscriber base declined in the first three quarters of 2002. Especially in the third quarter of 2002, the pre-paid subscriber base declined as a result of the new disconnection policy ("disconnection after being inactive for six months") that was introduced on January 1, 2002.

        At September 30, 2002, the total number of i-mode subscribers in The Netherlands amounted to 43,500. The development of the customer base in The Netherlands is provided in the table below:

Numbers × 1,000	Sep 30, 2002	June 30, 2002	Dec 31, 2001	Sep 30, 2001	June 30, 2001
Customers:
—Pre-paid	3,237	3,414	3,486	3,487	3,438
—Postpaid	1,807	1,774	1,739	1,719	1,695

Total	5,044	5,188	5,225	5,206	5,133

Airtime usage and weighted average revenue in The Netherlands	Q3 2002	Full year 2001	Q3 2001
Total airtime usage (minutes × million year-to-date)	5,433	6,818	5,026
Weighted average monthly airtime in minutes per customer:	121	114	109
—Pre-paid	49	46	46
—Postpaid	254	257	237
Monthly average revenue per pre-paid customer (EUR)	15	12	13
Monthly average revenue per postpaid customer (EUR)	76	69	71
Total average monthly revenues (EUR)	36	31	33

Germany

        Operating revenues in Germany in the third quarter of 2002, increased by 34.2% to EUR 592 million (2001: EUR 441 million). This increase is partly the result of the full consolidation of E-Plus as from March 13, 2002. Excluding this effect, operating revenues increased by EUR 23 million, or 4%.

        In the third quarter of 2002, EBITDA increased by 28.2% to EUR 168 million (2001: EUR 131 million), reflecting the positive effect of the change in strategy and cost saving programs.

        Operating revenues in the first three quarters of 2002 increased by 22.7% to EUR 1,592 million (2001: EUR 1,297 million). EBITDA increased by 122.8% to EUR 459 million (2001: EUR 206 million).

        The following table shows the operational results excluding exceptional items:

Q3 2002	Q3 2001	Amounts in millions of euros, excluding exceptional items	YTD Q3 2002	YTD Q3 2001
592	441	Operating revenues	1,592	1,297
168	131	EBITDA	459	206
28.4	29.7	EBITDA margin (in %)	28.8	15.9

        Excluding consolidation effects, an increase in traffic revenues of EUR 30 million was partially offset by lower equipment sales (down EUR 14 million). The change in strategy led to an increase in the number of postpaid customers and a decrease in the number of pre-paid customers. The customer base decreased to 7.0 million customers at the end of the third quarter of 2002. Total i-mode customers at the end of the third quarter of 2002 amounted to 99,000.

        The development of the customer base in Germany is provided below:

Numbers × 1,000	Sep 30, 2002	June 30, 2002	Dec 31, 2001	Sep 30, 2001	June 30, 2001
Customers:
-Pre-paid	3,783	3,899	4,368	4,470	4,492
-Postpaid	3,251	3,193	3,113	3,066	3,042

Total	7,034	7,092	7,481	7,536	7,534

Airtime usage and weighted average revenues in Germany	Q3 2002	Full year 2001	Q3 2001
Total airtime usage (minutes × million year-to-date)	4,915	5,961	4,390
Weighted average monthly airtime in minutes per customer:	81	65	65
—Pre-paid	28	27	26
—Postpaid	144	118	123
Monthly average revenue per pre-paid customer (EUR)	9	9	8
Monthly average revenue per postpaid customer (EUR)	43	39	42
Total average monthly revenues (EUR)	25	21	22

Belgium

        In the third quarter of 2002, BASE's operating revenues amounted to EUR 79 million (2001: EUR 79 million). EBITDA increased by EUR 15 million to a loss of EUR 3 million (2001: a loss of EUR 18 million).

        In the first three quarters of 2002, operating revenues increased by 7.3% to EUR 234 million (2001: EUR 218 million). EBITDA increased by EUR 79 million to a profit of EUR 10 million (2001: a loss of EUR 69 million).

Business Solutions

Q3 2002	Q3 2001	Amounts in millions of euros	YTD Q3 2002	YTD Q3 2001
499	516	Operating revenues	1,507	1,523
-298	-361	Operating expenses	-1,058	-1,073

201	155	EBITDA	449	450
-130	-131	Depreciation, amortization and impairments	-557	-392

71	24	EBIT	-108	58

        Business Solutions remains successful in the execution of the cost reduction programs in its business units. As a result, the EBITDA margin continued to grow during the year 2002. The EBITDA margin, excluding exceptional items, increased from 32.5% in the first quarter of 2002 to 36.6% in the second quarter and 40.3% in the third quarter.

Operating revenues

        In the third quarter of 2002, total operating revenues decreased by 3.3% to EUR 499 million (2001: EUR 516 million). Higher revenues from ADSL, resulting from the increased installed base (from 99,000 at the end of September 2001 to 209,000 at the end of September 2002) and higher revenues from the unit Integrated Solutions, which sells "all inclusive business solution packages" to clients (an increase from 45 at the end of the third quarter of 2001 to 66 at the end of the same period in 2002), were more than offset by lower (intercompany) transmission proceeds and lower revenues resulting from a deterioration of market conditions in international bandwidth services. In addition the bankruptcy of KPNQwest resulted in an overall decline of revenues of Business Solutions, which acted as an agent for KPNQwest products and services in the Benelux.

        In the first three quarters of 2002, total operating revenues decreased by 1.1% to EUR 1,507 million (2001: EUR 1,523 million). However, total sales to third parties increased by 10.8% to EUR 895 million (2001: EUR 808 million).

EBITDA

        In the third quarter of 2002, EBITDA increased by 29.7% to EUR 201 million (2001: EUR 155 million). Operating expenses decreased more than operating revenues, as a result of various cost reduction programs. The EBITDA margin increased to 40.3% (2001: 30.0%).

        EBITDA in the first three quarters, was nearly at the same level as in 2001 namely, EUR 449 million (2001: EUR 450 million). Excluding exceptional items, EBITDA increased by 22.0% to EUR 549 million (2001: EUR 450 million). The main reason for the increase was the lower expense level.

EBIT

        EBIT in the third quarter of 2002 increased to EUR 71 million (2001: EUR 24 million).

        EBIT in the first three quarters of 2002 amounted to a loss of EUR 108 million (2001: a profit of EUR 58 million). Excluding exceptional items, EBIT increased to EUR 145 million (2001: EUR 58 million), caused by lower operating expenses, which were only partly offset by the increase in depreciation and amortization charges.

Other activities

Q3 2002	Q3 2001	Amounts in millions of euros	YTD Q3 2002	YTD Q3 2001
280	557	Operating revenues	947	1,617
-251	-507	Operating expenses	-996	-1,459

29	50	EBITDA	-49	158
-51	-78	Depreciation, amortization and impairments	-177	-460

-22	-28	EBIT	-226	-302

Operating revenues

        Total operating revenues in the third quarter of 2002 decreased by 49.7% to EUR 280 million (2001: EUR 557 million). Excluding exceptional items, operating revenues decreased by 43.0% to EUR 280 million (2001: EUR 491 million). This decrease was primarily due to the effects of the deconsolidation of KPNQwest, the sale of KPN Lease and Datacenter, following the (partial) disposal of these assets, lower own work capitalized and a lower level of activities and operating revenues of the other activities.

        In the first three quarters of 2002, operating revenues decreased by 41.4% to EUR 947 million (2001: EUR 1,617 million). Excluding exceptional items, operating revenues decreased by 39.0% to EUR 925 million (2001: EUR 1,517 million).

EBITDA

        In the third quarter of 2002, EBITDA decreased by 42.0% to EUR 29 million (2001: EUR 50 million). Excluding exceptional items, EBITDA increased by EUR 45 million to EUR 29 million (2001: a loss of EUR 16 million), mainly resulting from the results of the reorganisation and cost reduction programs.

        In the first three quarters of 2002, EBITDA decreased by EUR 207 million to a loss of EUR 49 million (2001: a profit of EUR 158 million). Excluding exceptional items, EBITDA decreased by EUR 68 million to a loss of EUR 3 million (2001: a profit of EUR 65 million). This decrease was primarily due to the aforementioned effects of deconsolidation and was only partially offset by the results of the reorganisation and cost reduction programs.

EBIT

        In the third quarter of 2002, EBIT increased by EUR 6 million to a loss of EUR 22 million (2001: a loss of EUR 28 million). Excluding exceptional items, EBIT improved by EUR 72 million to a loss of EUR 22 million (2001: a loss of EUR 94 million). This improvement mainly resulted from the deconsolidation effects of KPNQwest and the results of the reorganisation and cost reduction programs.

        In the first three quarters of 2002, EBIT increased by EUR 76 million to a loss of EUR 226 million (2001: a loss of EUR 302 million). Excluding exceptional items, EBIT increased by EUR 70 million to a loss of EUR 143 million (2001: a loss of EUR 213 million).

Balance Sheet and Cash Flow information

Amounts in millions of euros	Sep 30, 2002	Dec 31, 2001	Sep 30, 2001
Assets
Licenses	4,457	7,958	7,968
Goodwill	4,532	5,623	19,911
Property, plant and equipment	10,144	11,136	12,274
Financial fixed assets	1,274	5,537	5,034
Current assets	2,819	3,525	4,196
Cash and cash equivalents	5,040	7,343	1,988

Total assets	28,266	41,122	51,371

Liabilities
Shareholders' equity	3,768	11,988	13,416
Minority interests	180	184	1,524
Exchange right	0	712	7,560
Provisions	1,687	1,404	531
Long-term liabilities	16,232	16,896	19,245
Current liabilities	6,399	9,938	9,095

Total liabilities	28,266	41,122	51,371

Debt position

        Total interest bearing debt at the end of the third quarter of 2002 amounted to EUR 18.9 billion (EUR 23.1 billion at the end of 2001), which is included in long-term liabilities (EUR 16.1 billion) and current liabilities (EUR 2.8 billion). Included in current liabilities is a payable to Vision Networks of EUR 632 million, which will be eliminated after the consolidation of Vision Networks in the fourth quarter of 2002.

        Total cash and cash equivalents at the end of the third quarter of 2002 amounted to EUR 5.0 billion (EUR 7.3 billion at the end of 2001). Total net debt at the end of the third quarter of 2002 amounted to EUR 13.9 billion (EUR 15.7 billion at the end of 2001).

Investments and additions

Q3 2002	Q3 2001	Amounts in millions of euros	YTD Q3 2002	YTD Q3 2001
-	28	Investments in intangible fixed assets	1,270	659
240	613	Additions to tangible fixed assets	720	2,244
-	117	Investments in financial fixed assets	41	275

        Investments in intangible fixed assets in the first three quarters of 2002 mainly related to the (non-cash) goodwill of EUR 1,253 million arising on the acquisition of the remaining 22.51% stake in E-Plus from BellSouth in exchange for 234.7 million KPN shares (based on BellSouth's exchange right).

        In the first three quarters of 2001, KPN invested EUR 659 million in intangible fixed assets, which was mainly due to goodwill associated with the acquisition of the remaining 50% of BASE, and the acquisition of a UMTS license in Belgium.

Statement of changes in shareholders' equity

Amounts in millions of euros, except for numbers of shares	2002	2001
Balance as of January 1,	11,988	14,645
Share issue related to BellSouth's exchange right	1,253	—
Net income for the period	-9,549	-1,269
Translation differences and other changes	76	40

Balance as of September 30,	3,768	13,416

Number of outstanding shares at end of period	2,490,996,877	1,233,739,643
Weighted average number of shares outstanding during the period (after deduction of treasury stock)	2,407,602,636	1,215,403,190

Cash Flow Statement

Q3 2002	Q3 2001	Amounts in millions of euros	YTD Q3 2002	YTD Q3 2001
1,336	805	Net cash flow from operating activities	2,778	1,901
-223	-314	Net cash flow from investing activities	-25	-2,302
-235	-762	Net cash flow from financing activities	-5,056	-1,197

878	-271	Change in cash and cash equivalents	-2,303	-1,598
1,096	192	Free cash flow(1)	2,058	-343

(1)
Net cash flow from operating activities after capex, interest, tax and restructuring costs

Net cash flow from operating activities

        In the third quarter of 2002, cash flow from operating activities amounted to EUR 1,336 million, compared to EUR 805 million in 2001. The increase in EBITDA and the declined interest expenses were the main driver in the increase of the operating cash flow.

        In addition, changes in working capital amounted to EUR 589 million (2001: EUR 305 million), resulting from a tax refund of EUR 240 million, the effect of advanced billing of subscription fees by Fixed Telephony. It is also important to note that interest payments predominantly take place in the second and fourth quarter of each year.

        In the first three quarters of 2002, cash flow from operating activities amounted to EUR 2,778 million, compared to EUR 1,901 million in 2001. Changes in working capital had a positive effect on cash flow from operating activities of EUR 763 million (2001: EUR 632 million) and included the effect of tax refunds for prior years (EUR 326 million), a decrease in accounts receivable, the effects of the advanced billing of subscription fees by Fixed Telephony and the fact that the interest payments predominantly take place in the second and fourth quarter of each year.

Net cash flow from investing activities

        Cash outflow used in investing activities amounted to EUR 223 million in the third quarter of 2002. Capital expenditures of EUR 240 million were only partly offset by some cash inflows from disposals.

        Cash outflow used in investing activities amounted to EUR 25 million in the first three quarters of 2002. Capital expenditures of EUR 720 million more than offset total cash inflow from divestments, which included the cash proceeds of EUR 603 million from the sale of Pannon GSM.

        Total cash outflow used in investing activities in the first three quarters of 2001 amounted to EUR 2,302 million, and related to capital expenditures (EUR 2,244 million), the acquisition of the remaining 50% of BASE (EUR 735 million, including a repayment of an original bank debt of EUR 235 million) and the acquisition of a UMTS license in Belgium (EUR 150 million). The main cash inflow related to the sale of Vodafone shares following the exchange of Eircell shares (EUR 572 million), the sale of Datacenter (EUR 163 million), and the sale of the activities of KPN Lease (EUR 161 million).

Net cash flow from financing activities

        The main cash outflows from financing activities in the third quarter of 2002 were related to buy backs of Eurobonds for the amount of EUR 0.1 billion and private placements for the amount of EUR 0.1 billion.

        In the first three quarters of 2002, total cash flow used in financing activities amounted to EUR 5,056 million. The main repayment in the first quarter of 2002 related to the repayment of EUR 483 million under the loan facility with BellSouth. In the second quarter, KPN redeemed EUR 3.3 billion of its Floating Rate Notes. KPN also focuses on further balancing of its debt redemption schedule by early repayment of various bonds and loans, using the existing cash position in a prudent manner. To that end, KPN bought back approximately EUR 1.1 billion of debt.

        In the first three quarters of 2001, net cash outflow from financing activities amounted to EUR 1.2 billion and included the repayments of Eurobonds of EUR 2.0 billion and private placements in Japan of EUR 1.9 billion and bank debt of BASE. On the other hand, cash inflows included the receipts of the issue of a EUR 2.3 billion Eurobond, an amount of EUR 0.3 billion related to the renewal of E-Plus project financing and the consolidation effect of KPNQwest's bond issue of EUR 0.2 billion.

For more information, please contact:

KPN Investor Relations
G.L.H. Nijman
P.O. Box 30000
2500 GA The Hague
The Netherlands
Tel. +31 70 446 09 86
Fax +31 70 446 05 93
 ir@kpn.com
www.kpn.com

Financial calendar:

March 3, 2003
Publication of results for the full year 2002

May 12, 2003
General Meeting of Shareholders
Publication of results for the first quarter of 2003

Dates may be subject to change.

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